UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2009

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events

On December 17, 2009, WNS (Holdings) Limited (the "Company') issued a press release announcing the appointment of Eric B. Herr as Chairman of the Board of
Directors.  In connection with the appointment, Mr. Herr will step down as
Chairman of the Audit Committee but  will remain a member of the committee. In his place, Sir Anthony Armitage Greener, an existing member of the Audit
Committee, will serve as Chairman of the Audit Committee.

A copy of the Company's press release dated December 17, 2009 is attached hereto as Exhibit 99.1.

Exhibit

99.1 Press release of WNS (Holdings) Limited dated December 17, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: December 17, 2009	By:	/s/Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 17, 2009